SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Enumeral Biomedical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294017108

(CUSIP Number)

January 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294017108	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,419,200*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,419,200*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,419,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%(1)
12.	TYPE OF REPORTING PERSON IN

*	Represents 6,419,200 shares held directly by A.G. Family L.P., which shares are separately reported on page 2 of this Schedule 13G/A.
(1)	Based on 128,343,122 shares of Common Stock of the issuer outstanding as of December 9, 2016, as reported by the issuer in its Current Report on Form 8-K dated December 9, 2016 and filed with the Securities and Exchange Commission on December 12, 2016.

CUSIP No. 294017108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS A.G. Family L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,419,200
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,419,200
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,419,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%(2)
12.	TYPE OF REPORTING PERSON PN

(2)	Based on 128,343,122 shares of Common Stock of the issuer outstanding as of December 9, 2016, as reported by the issuer in its Current Report on Form 8-K dated December 9, 2016 and filed with the Securities and Exchange Commission on December 12, 2016.

CUSIP No. 294017108	13G	Page 3 of 6 Pages

SCHEDULE 13G

Item 1.

	(a)	Name of Issuer:

Enumeral Biomedical Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 Cambridge Park Drive, Suite 2000
Cambridge, Massachusetts 02140

Item 2.

	(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

A.G. Family L.P.

Attached as Exhibit A is a copy of a Joint Filing Agreement between Thomas A. Satterfield, Jr. and A.G. Family L.P.

	(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.
2609 Caldwell Mill Lane
Birmingham, Alabama 35243

A.G. Family L.P.
571 McDonald Road
Rockwall, Texas 75032

	(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

	(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

	(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 294017108	13G	Page 4 of 6 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

	(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii) Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii) Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv) Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 6,419,200 shares are held by A.G. Family L.P., a Texas limited partnership with respect to which Mr. Satterfield has a limited power of attorney for voting and disposition purposes.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group.

Not Applicable.

Item 9.		Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 294017108	13G	Page 5 of 6 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 294017108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2017
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.

A.G. Family L.P., a Texas limited partnership

By:	GLMS, LLC, its General Partner

	By:	/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr., by Power of Attorney